Exhibit 99.1

Youdao Provides Further Update on Regulatory Development

Hangzhou, China – August 19, 2021 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading intelligent learning company in China, noted that the Beijing Municipality Government and the Beijing Municipal Committee of the Communist Party of China jointly issued the Beijing Municipality's Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing (the “Beijing AST Measures”) to implement the requirements set forth in the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, published in July by the PRC central government (the “Central Government Opinions”). Pursuant to the Beijing AST Measures:

•	No new provider of after-school tutoring services on academic subjects in China’s compulsory education system (“Academic AST”) will be approved, while existing Academic AST providers shall be subject to review and re-registration aimed at reducing their numbers by phases. The remaining Academic AST providers shall all be re-registered as non-profit organizations. The registrations and ICP licenses of disqualified online Academic AST providers will be rescinded.

•	AST providers are strictly prohibited from providing Academic AST during any national holiday, weekend, winter and summer break period, subject to further restrictions over when Academic AST can be offered to students during weekdays.

•	Academic AST providers are prohibited from (i) offering classes over content outside of or in advance of the school curriculum, (ii) offering classes based on any foreign curriculum, (iii) soliciting and recruiting school teachers by offering excessive compensation, or (iv) employing foreign personnel to carry out training activities. Non-Academic AST providers are prohibited from offering any Academic AST classes.

•	Tuition fees for Academic AST shall follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activities.

•	Academic AST providers are prohibited from financing its operations by way of listing its securities on stock exchanges or other capital market activities. Listed companies may not invest in Academic AST providers through capital market fundraising activities, or acquire assets of Academic AST providers by paying cash or issuing securities. Foreign investment will be prohibited in Academic AST providers through merger and acquisitions, variable interest entities or otherwise.

•	AST advertising shall be subject to enhanced oversight.

The Company is committed to fully complying with the Beijing AST Measures and similar measures to be adopted by other local governments, if any, to implement the requirements of the Central Government Opinions. In compliance with the Beijing AST Measures, the Company has stopped offering Academic AST classes over weekends, national holidays and the current school break period in Beijing. Such measures are expected to have material impacts on its existing K-12 course business. In the first quarter of this year, the revenues from K-12 Academic AST classes over these time periods accounted for less than 50% of the Company's total revenues. As previously disclosed, the Company will continue to proactively seek guidance from the government authorities in Beijing and other relevant provinces and municipalities in connection with its efforts to comply with the related PRC rules and regulations.

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers online courses covering a wide spectrum of age groups, subject matters, learning goals and areas of interest. In addition, Youdao has developed a variety of interactive learning apps and smart learning devices. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China. For more information, please visit: http://ir.youdao.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com